82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

SUPPL

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 19, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
Stephen L. Grossman, Director

SEC MAIL RECEIVED PROCESSING
- 7 2002
WASH. D.C. 154 SECTION

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

02028909

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

dw 5/9

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES PRIVATE PLACEMENT

April 19, 2002, Vancouver, BC — The Company announces that it has arranged, subject to regulatory approval, a Private Placement of 200,000 common shares at a price of $0.10 per share for total proceeds of $20,000.00. The placee will also be granted non-transferable warrants to purchase up to an additional 200,000 shares for a period of two years at a price of $0.12 per share if exercised.

The proceeds of this Private Placement will be used for general working capital.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com